

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31049

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Home Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. Market Street
(No. and Street)

Knoxville	Tennessee	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pennye Wilkerson — (865) 541-6862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
(Name – *if individual, state last, first, middle name*)

315 N. Cedar Bluff Rd., Suite 200	Knoxville	Tennessee	37923-4548
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pennye Wilkerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Home Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pennye Wilkerson
Signature

asst. vp. & secretary
Title

Kimberly D. Shelton
Notary Public


KIMBERLY D. SHELTON
STATE
OF
TENNESSEE
NOTARY
PUBLIC
KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUGH & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. as of December 31, 2009, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009

ASSETS		
Cash	$	758,468
Cash Segregated Under Federal and Other Regulations		284,405
Marketable Securities Owned, at Market Value		5,593,580
Accrued Interest Receivable		44,895
TOTAL ASSETS	$	6,681,348
LIABILITIES AND EQUITY		
LIABILITIES		
Accrued Income Taxes	$	363,720
Total Liabilities		363,720
SHAREHOLDER'S EQUITY		
Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares		200,000
Additional Paid-in Capital		800,000
Retained Earnings		5,317,628
Total Shareholder's Equity		6,317,628
TOTAL LIABILITIES AND EQUITY	$	6,681,348

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2009

REVENUE	
Commissions and Investment Gains and Losses	$ 1,256,643
Interest	151,050
Total Revenue	1,407,693
EXPENSES	
Employee Compensation and Benefits	274,130
Communication and Data Processing	53,955
Occupancy and Equipment	29,211
Other Operating Costs	45,237
Total Expenses	402,533
INCOME BEFORE INCOME TAXES	1,005,160
INCOME TAXES	363,720
NET INCOME	$ 641,440

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2009	$ 200,000	$ 800,000	$ 4,676,188	$ 5,676,188
Net Income	0	0	641,440	641,440
BALANCES, DECEMBER 31, 2009	$ 200,000	$ 800,000	$ 5,317,628	$ 6,317,628

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2009

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	641,440
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Cash Segregated Under Federal and Other Regulations		(2,911)
Decrease in Securities Owned		1,741,577
Decrease in Accrued Interest Receivable		92,434
Increase in Accrued Income Taxes		9,200
Total Adjustments		1,840,300
Net Cash Provided by Operating Activities		2,481,740
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal Payments on Short-Term Bank Loan		(1,735,000)
Net Cash Used in Financing Activities		(1,735,000)
NET INCREASE IN CASH		746,740
CASH, AT BEGINNING OF YEAR		11,728
CASH, AT END OF YEAR	$	758,468
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	1,873
Income Taxes	$	354,520

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. In 2009, the Company earned approximately 29% of its revenue from transactions with Home Federal. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary investment products are U.S. Government and Federal Agency Securities, Obligations of States and Political Subdivisions, and Commercial Paper. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the fair values of securities owned.

Revenue Recognition for Security Transactions - Customers' security transactions are recorded on a trade date basis.

Marketable Securities Owned - All securities owned are classified according to management's intent as trading securities and recorded at fair value with unrealized gains and losses in value charged to earnings. Realized gains and losses on the sales of securities are recognized on a specific identification basis.

Income Taxes – The Company files a consolidated federal income tax return with Home Federal. Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority. The Company adopted *FASB Interpretation 48 Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48) in 2009. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The implementation did not have a significant impact on the Company's financial statements.

Evaluation of Subsequent Events - The Company's management has evaluated subsequent events through, February 23, 2010, which is the date the financial statements were available to be issued.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $284,405 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and marketable securities owned. The Company maintains cash on deposit with Home Federal and one other financial institution. At December 31, 2009, the Company had $657,098 in uninsured deposits which were in excess of FDIC limits. Additionally, marketable securities owned are subject to market fluctuations and could ultimately result in a loss of value.

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of the following at December 31, 2009:

U.S. Government and Federal Agency Securities	$	2,496,121
Obligations of States and Political Subdivisions		3,097,459
	$	5,593,580

NOTE 5 - SHORT-TERM BANK LOAN - RELATED PARTY TRANSACTION

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2009, the Company had no outstanding balance on the line of credit.

NOTE 6 - LEASE COMMITMENTS - RELATED PARTY TRANSACTION

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2009. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $18,507 for the year ended December 31, 2009.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $5,057,051 as of December 31, 2009, which was $4,807,051 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.072 to 1 as of December 31, 2009.

NOTE 8 - PRINCIPAL TRANSACTION REVENUES

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2009 are as follows:

U.S. Government and Federal Agency Securities	$	550,434
Obligations of States and Political Subdivisions		705,947
Commercial Paper		262
	$	1,256,643

NOTE 9 - INCOME TAXES

The Company files a consolidated federal income tax return with Home Federal in the U.S. federal jurisdiction and an individual income tax return with the state of Tennessee. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2006. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2009.

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income	
At "Expected" Tax Rate	$	351,806	35.0	%
Nontaxable Interest on Municipal Bonds		(34,051)	(3.4)	
State Income Tax and Other, Net		45,965	4.6	
	$	363,720	36.2	%

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

Profit Sharing Plan - The plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). It requires a three percent of salary contribution by the participant and a matching contribution by the Company. It also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit sharing plan expense for the year ended December 31, 2009 was $19,252.

Pension Plan - Substantially all employees of the Company are covered by a noncontributory defined benefit pension plan. The plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. The Company's share of the pension plan expense for the year ended December 31, 2009 was $17,078.

NOTE 11 - FAIR VALUE DISCLOSURES

GAAP generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. The Company did not elect to adopt the fair value option for any financial instruments. However, other accounting pronouncements require the Company to measure certain financial instruments at fair value as described below.

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP describes three levels of inputs that may be used to measure fair value:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset and liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
>
> Level 2 inputs are ones other than quoted prices included within Level 1 that are observable for the asset or the liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability

A description of valuation methodologies used for assets and liabilities recorded at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is shown below. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Marketable Securities - Marketable securities are recorded at fair value on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

NOTE 11 - FAIR VALUE DISCLOSURES (Continued)

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

	December 31, 2009			
		Fair Value Measurements Using		
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 5,593,580	$ 0	$ 5,593,580	$ 0

NOTE 12 – CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which could have an adverse effect on the Company. Currently, management is not aware of any such conditions.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	6,317,628
DEDUCTION - NON ALLOWABLE ASSETS		(721,645)
DEDUCTION - EXCESS DEDUCTIBLE ON FIDELITY BOND		(220,000)
NET CAPITAL BEFORE HAIRCUTS		5,375,983
HAIRCUTS ON SECURITIES		(318,932)
NET CAPITAL		5,057,051
PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	4,807,051
AGGREGATE INDEBTEDNESS LIABILITIES:		
Accrued Income Taxes	$	363,720
Short-Term Bank Loan		0
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	363,720
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		7.19%

There is no difference in the above computation of net capital and the Company's computation.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

CREDIT BALANCES		
Customers' Securities Failed to Receive	$	0
Customers' Deposits		0
DEBIT BALANCES		
Customers' Securities Failed to Deliver		0
RESERVE COMPUTATION		
Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		284,405
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

There is no difference in the above computation of reserve requirements and the Company's computation.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 6,317,628	$ 6,317,628	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 6,317,628	$ 6,317,628	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	6,317,628	6,317,628	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(721,645)	(721,645)	0
EXCESS DEDUCTIBLE ON FIDELITY BOND	(220,000)	(220,000)	0
NET CAPITAL BEFORE HAIRCUTS	5,375,983	5,375,983	0
HAIRCUTS ON SECURITIES	(318,932)	(318,932)	0
NET CAPITAL	$ 5,057,051	$ 5,057,051	$ 0

See Report of Independent Registered Public Accounting Firm.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Home Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Home Financial Services, Inc. (the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the financial reporting system and bank statements, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of assessment balance due since no overpayment was applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

SIPC-7T (29-REV 12/09)

SECURIT 3 INVESTOR PROTECTION CORI RATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031049 FINRA DEC
HOME FINANCIAL SERVICES INC 13*13
507 MARKET ST
KNOXVILLE TN 37902-2145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2117.

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (783.)

Jan. 2009 pd. 150.00; July 2009 pd. 633
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 1334.

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 1334.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1334.

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Home Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Penny Wilkerson
(Authorized Signature)

secretary & asst. vp.
(Title)

Dated the 27th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMIN‾ ‾ION OF "SIPC NET OPERATING ‾ VENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec., 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 846,705.

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 846,705.

2e. General Assessment @ .0025 $ 2117.

(to page 1 but not less than $150 minimum)

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

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